Exhibit 99.1

ObsEva Announces Corporate Updates

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – January 28, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, announced today that its board of directors approved on January 28, 2022 an increase of its share capital from 85,220,471 to 108,620,471 shares through the issuance of 23,400,000 newly registered shares at an issue price of 1/13 of a Swiss Franc each. The 23,400,000 new shares, to be issued out of the company’s authorized capital, will be fully subscribed for by ObsEva USA Inc., its 100% wholly owned subsidiary, and listed on the SIX Swiss Exchange on or around February 15, 2022. The transaction has been decided to provide the group with additional treasury shares that can be used in the future to raise funds in an efficient manner, as well as for the equity plans of the company and its subsidiaries.

ObsEva also amended its convertible note financing agreement on January 28, 2022 with certain funds and accounts managed by JGB Management, Inc. (JGB), which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. The amendment adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to $10.5 million ($975,000 of original issue discount) and the conversion price for the second tranche notes to a price of $1.66 per share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, pursuant to the amendment, ObsEva will issue warrants to purchase 1,018,716 common shares at an exercise price of $1.87 per share in connection with the second tranche. Additionally, JGB waived certain conditions required to be met to fund the second tranche in exchange for a cash payment of $1.25 million and the amended terms for the notes and warrants to be issued in the second tranche. Except as noted, the terms of the convertible note financing agreement, including with respect to future tranches, remained unchanged. Further information with respect to the amendment to the convertible note financing agreement will be provided in a Form 6-K filed by ObsEva with the Securities and Exchange Commission on January 28, 2022.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward Looking Statements of ObsEva SA

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential to raise funds in the future and

CONFIDENTIAL AND UNDER EMBARGO

the use of such fund from future fundraisings or from the financing agreement with JGB. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, the impact of the ongoing novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with Securities and Exchange Commission (SEC) on March 5, 2021 and in the Report on Form 6-K filed with the SEC on November 4, 2021, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617) 435-6602